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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             CHAPARRAL RESOURCES, INC.
                        -------------------------------
                                (Name of Issuer)

                         $.0001 Par Value Common Stock
                    ---------------------------------------
                        (Title of Class of Securities)


                                  159420207
                                -------------
                                (CUSIP NUMBER)


                  Michael B. Young, Treasurer and Controller
               2211 Norfolk, Suite 1150, Houston, Texas  77098
                                (281) 877-7100
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 10, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].




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                                 SCHEDULE 13D
Page 2 of 5                 CUSIP NO. 159420207
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1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Andrew P. Vander Ploeg
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [ ]
                                                                       (b) [ ]

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3 SEC USE ONLY


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4 SOURCE OF FUNDS (See Instructions):  PF

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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

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NUMBER OF SHARES        (7) SOLE VOTING POWER          44,300
BENEFICIALLY OWNED      (8) SHARED VOTING POWER         6,000
BY EACH REPORTING       (9) SOLE DISPOSITIVE POWER     44,300
PERSON WITH            (10) SHARED DISPOSITIVE POWER    6,000

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  50,300

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    5.1%

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14 TYPE OF REPORTING PERSON (See Instructions):  IN

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                                SCHEDULE 13D
Page 3 of 5                CUSIP NO. 159420207
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ITEM 1.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.0001 value (the "Shares"), of Chaparral Resources, Inc. (the "Issuer").

     The name and address of principal executive offices of the Issuer are:

                   Chaparral Resources, Inc.
                   2211 Norfolk, Suite 1150
                   Houston, Texas  77098

ITEM 2.  IDENTIFY AND BACKGROUND

    During the last five years, the foregoing person: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws. The person is a citizen of the United States of America. The name, address and occupation is as follows:

     (a)  Andrew P. Vander Ploeg
          4070 South Narcissus Way
          Denver, CO  80237

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                                SCHEDULE 13D
Page 4 of 5                CUSIP NO. 159420207
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration used to purchase the shares reported in this Schedule 13D was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     Investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The number of shares, and the percentages thereof, of the 980,481 Shares outstanding as of August 10, 2000, beneficially owned by the person named in Item 2 is as follows:

                          Andrew
                        Vander Ploeg
                        ------------
(a) Shares owned
    directly              50,300 (1)

(b) Shares which may
    be acquired upon
    exercise of
    warrants or options
    or conversion of
    preferred stock            0

(c) TOTAL                 50,300


(1)  The breakdown of ownership of the reported shares is as follows:

        Andrew Vander Ploeg:
          Personally                            6,500
          Keogh/Money Purchase Plan            20,500
          Keogh/Profit Sharing Plan            11,000
          IRA                                   6,000
          C/F Jamie Vander Ploeg (daughter)       300
                                               ------
                                                                44,300
        Susan Keesen (wife):
          Personally                            2,000
          IRA                                   2,000
          C/F Peter Vander Ploeg (son)          2,000
                                              -------
                                                                 6,000
                                                                ------
                                                                50,300
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                                 SCHEDULE 13D
Page 5 of 5                   CUSIP NO. 159420207
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company, except as follows: N/A

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         N/A



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2000


/s/ Andrew P. Vander Ploeg
Andrew P. Vander Ploeg